SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and as previously and as may be further amended from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the fourteenth paragraph under the heading “(b) Tender Offer”:

“Following the Offer Closing, Avast intends to establish a cash incentive program to replicate the lost value of unvested equity awards (i.e., stock options, RSUs and PSUs) held by certain AVG non-executive employees that will be cancelled effective as of the Acceptance Time for no consideration. The cash incentive plan is expected to provide for cash payments to such AVG employees in lieu of the cancelled equity awards, subject to continued employment. On June 30 of each year (commencing with June 30, 2017), each eligible AVG employee that held unvested stock options as of the Acceptance Time and remains employed until such June 30 will receive a cash amount (less applicable withholdings) from Purchaser equal to (x) $25.00 (equal to the per Share Offer Price in the Offer) minus the exercise price of such option, multiplied by (y) the total number of unvested options that would have vested in accordance with the original vesting schedule as of such June 30 since the preceding June 30 (except in the case of calendar year 2017 where the number of unvested options for purposes of this calculation shall be the number of unvested options that would have vested between the Acceptance Time and June 30, 2017), as if the stock option had remained outstanding as of such June 30. In addition, each eligible AVG employee holding unvested RSUs and/or PSUs who remains employed by Avast on each future vesting date under his or her RSU and/or PSU award will receive a cash amount equal to (x) $25.00 multiplied by (y) the number of Shares such eligible AVG employee would have received under such AVG employee’s RSU and/or PSU award on such vesting date as if the RSU and/or PSU award had remained outstanding. The value of such PSUs will continue to be tied to company performance, meaning that for PSUs that vest in 2016, AVG’s performance through the end of the third quarter of 2016 will be used as the basis for the calculation. The value of PSUs vesting in 2017 and beyond will be calculated based on Avast’s performance for such future years, the criteria for which has not yet been established. The complete details and conditions relating to the program will be contained in the program terms to be finally established by Avast.”

Item 9.	Exhibits.

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits listed below:

Exhibit No.	Description

(a)(5)(H)	Email to employees holding stock options.

(a)(5)(I)	Email to employees holding performance stock units.

(a)(5)(J)	Email to employees holding restricted stock units.

(a)(5)(K)	Letter to employees and Instruction Form.

(a)(5)(L)	Email to shareholders with shares in Equatex account.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
Name:	Gary Kovacs
Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
Name:	Jeffrey Ross
Title:	Chief Financial Officer

Dated: September 14, 2016